26220 Enterprise Court

Lake Forest, California 92630

949.639.2000 – Phone

949.639.4332 – Fax

May 1, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apria Healthcare Group Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the Securities and Exchange Commission on May 1, 2013.

Respectfully submitted,

Apria Healthcare Group Inc.

By:	/s/ Robert S. Holcombe
Name:	Robert S. Holcombe
Title:	Executive Vice President, General Counsel & Secretary